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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2001

                                 ViryaNet Ltd.
                (Translation of registrant's name into English)


                             5 Kiryat Hamada Street
                        Science Based Industries Campus
                          P.O. Box 23052, Har Hotzvim
                            Jerusalem 91230, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.
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     Attached hereto is the Company's press release, issued August 1, 2001, entitled "ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001."

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VIRYANET LTD.


Date:  August 3, 2001                By: /s/ Winfried A. Burke
                                          ------------------------
                                      Name:  Winfried A. Burke
                                      Title: President and Chief Executive
                                             Officer


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                                 Exhibit Index


          Exhibit No.             Description
          -----------             -----------

             99.1                 Press release issued by the Company
                                  on August 1, 2001 entitled
                                  "ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001."

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